

U
SECURITIES AN
Washington, D.C. 20549

08028582

SEC
Mail Processing
Section

FEB 29 2008

Washington DC

OMB APPROVAL

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 494 75

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **D.H. Hill Securities, LLP**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____19747 US HWY 59 North, Suite 101_____
(No. and Street)

_____Humble, TX 77338_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Dan Hill   281-446-0422_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Reimer, McGuinness and Associates, P.C._____
(Name – *if individual, state last, first, middle name*)

_____3200 Southwest Freeway, Suite 3200, Houston, TX 77027_____
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions. E

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Dan Hill_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____D.H. Hill Securities, LLP_____ , as
of _____December 31_____, 2007_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President of General Partner
Title

_____
Notary Public

Vickie Gale Moore
My Commission Expires
04/13/2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. H. HILL SECURITIES, LLP

AUDITED FINANCIAL STATEMENTS

December 31, 2007

--oo0oo--

CONTENTS

--oo0oo--



INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLP
Humble, Texas

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLP (the "Partnership") as of December 31, 2007 and 2006, and the related statements of operations, partners' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLP as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reimer McGuinness & Associates, P.C.

Houston, Texas
February 25, 2008

	2007	2006
Assets		
Cash and cash equivalents	$ 60,090	$ 77,365
Investments	65,129	40,520
Commissions receivable	45,161	46,700
Accounts receivable, net of allowance of uncollectible of $8,475 at December 31, 2007	18,173	8,475
Furniture and equipment, net of accumulated depreciation of $62,819 and $59,501 at December 31, 2007 and 2006, respectively	6,909	6,899
Total Assets	$ 195,462	$ 179,959
Liabilities		
Commissions payable	$ 36,128	$ 37,360
Accrued expenses	-	223
Total Liabilities	36,128	37,583
Partners' Equity	159,334	142,376
Total Liabilities and Partners' Equity	$ 195,462	$ 179,959

See Independent Auditors' Report and Notes to Financial Statements.

	2007	2006
Revenues		
Commissions	$ 1,781,182	$ 748,062
Interest	24,896	2,959
Other	678,915	476,830
Total Revenues	2,484,993	1,227,851
Expenses		
Commissions	1,721,275	738,697
General and administrative	611,255	391,584
Total Expenses	2,332,530	1,130,281
Net Income	$ 152,463	$ 97,570

See Independent Auditors' Report and Notes to Financial Statements.

3

	General Partner's Equity		Limited Partner's Equity		Total Partner's Equity	
Balance, December 31, 2005	$	13,765	$	77,503	$	91,268
Net income		1,951		95,619		97,570
Partner's withdrawals		(903)		(45,559)		(46,462)
Balance, December 31, 2006	$	14,813	$	127,563	$	142,376
Net income		3,049		149,414		152,463
Partner's withdrawals		(2,710)		(132,795)		(135,505)
Balance, December 31, 2007	$	15,153	$	144,181	$	159,334

See Independent Auditors' Report and Notes to Financial Statements.

4

	2007	2006
Cash flows from operating activities		
Net Income	$ 152,463	$ 97,570
Adjustments to reconcile net income to net		
cash provided by operating activities		
Depreciation	3,060	258
Decrease (increase) in commissions and accounts receivable	(8,159)	44,311
Increase (decrease) in accounts payable	- -	(12,390)
Increase (decrease) in commissions payable	(1,232)	(22,640)
Increase (decrease) in accrued expenses	(223)	(455)
Net cash provided by operating activities	145,909	106,654
Cash flows from investing activities		
Purchases of furniture and equipment	(3,070)	-
Net cash used in investing activities	(3,070)	-
Cash flows from financing activities		
Purchases of securities	(24,609)	(13,216)
Partner withdrawals	(135,505)	(46,462)
Net cash used in financing activities	(160,114)	(59,678)
Net increase (decrease) in cash	(17,275)	46,976
Cash and cash equivalents, beginning of year	77,365	30,389
Cash and cash equivalents, end of year	$ 60,090	$ 77,365

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLP (the "Partnership") is a Humble, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

The firm offers securities on an application basis. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expense are recorded on a trade date basis as securities transactions occur.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment (continued)

At December 31, 2007, furniture and equipment consists of the following:

Machinery and Equipment	$	35,964
Furniture and Fixtures		33,764
Less: Accumulated Depreciation		(62,819)
Property and Equipment, Net	$	6,909

Income Taxes

Federal and state income taxes have not been provided in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, if the corporation chooses to do so. The Partnership paid $329,081 and $102,992 during the years ended December 31, 2007 and 2006 respectively.

NOTE 3 - FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts receivable. The Partnership maintains its cash with major banks, and the amounts exceed the insured limit of $100,000 from time to time. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnerships' receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2007 and 2006. For the year ended December 31, 2007, four customers accounted for 55% of revenues, each with at least nine percent of sales. For the year ended December 31, 2006, four customers accounted for 52% of revenues, each with at least eight percent of sales.

NOTE 4 - MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1.

The Partnership's net capital exceeded the required net capital by $35,921 and $70,292 at December 31, 2007 and 2006, respectively. The Partnership's net capital ratio was 1 to 0.88 to 1 and 0.49 to 1 at December 31, 2007 and 2006, respectively.

NOTE 5 – MARKETABLE SECURITIES

Cost and fair value of marketable securities at the end of the periods consist of the following:

	Type	Value	Cost
NASDAQ	Securities	$ 65,129	$ 20,398
	Total	$ 65,129	$ 20,398

D. H. HILL SECURITIES, LLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2007 and 2006

	2007	2006
Computation of Net Capital:		
Total partners' equity (from Statement of Financial Condition)	$ 159,334	$ 142,376
Total partners' equity qualified for net capital	$ 159,334	$ 142,376
Deductions:		
Restricted investments	65,129	40,520
Property and equipment, net	6,909	6,899
Commissions receivable	9,033	9,340
Haircuts on securities pursuant to 15c3-1(f)	629	589
Other receivables	18,173	8,475
CRD Cash	18,540	1,261
Net capital	$ 40,921	$ 75,292
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 36,128	$ 37,583
Total aggregate indebtedness	36,128	37,583
Percentage of aggregate indebtedness to net capital	88.29%	49.92%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	2,409	2,506
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	5,000	5,000
Excess net capital	35,921	70,292
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2007)		
Net capital, reported in Company's Part II Focus Report (unaudited)	40,921	27,056
Commissions Payable	5,786	
Commissions Receivable	(5,786)	
Net capital per above	$ 40,921	$ 27,056

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

At December 31, 2007, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.



INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
D. H. Hill Securities, LLP
Humble, TX 77060

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLP for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLP, for the year ended December 31, 2007 and this report does not affect our report thereon dated February 25, 2008. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

Houston, TX
February 25, 2008

